# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001724246
Persons authorized to receive notices and communications: HOLDCO ASSET MANAGEMENT, LP, 515 E. Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida (FL), 33301, 954-433-6862; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- HOF III Liquidating Partnership LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)
- VM GP VII LLC (CIK 0002006433): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)
- HoldCo Asset Management, LP (CIK 0001724246): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)
- VM GP II LLC (CIK 0001844704): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)
- Zaitzeff Michael (CIK 0001861474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)
- Vikaran Ghei: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,871,416; sole dispositive power 0; shared dispositive power 7,871,416; aggregate amount beneficially owned 7,871,416 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 6641 N. BELT LINE ROAD, SUITE 100, IRVING, Texas (TX), 75063

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) HOF III Liquidating Partnership LP, a Delaware limited partnership ("HOF III"), with respect to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of XBP Global Holdings, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) VM GP VII LLC, a Delaware limited liability company ("Fund GP"), as the general partner of HOF III;

(iii) HoldCo Asset Management, LP, a Delaware limited partnership ("HoldCo"), as the investment manager of HOF III;

(iv) VM GP II LLC, a Delaware limited liability company ("HoldCo GP"), as the general partner of HoldCo;

(v) Michael Zaitzeff, as a Managing Member of each of Fund GP and HoldCo GP; and

(vi) Vikaran Ghei, as a Managing Member of each of Fund GP and HoldCo GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of HoldCo, HoldCo GP, HOF III, Fund GP, and Messrs. Zaitzeff and Ghei is c/o HoldCo Asset Management, LP, 515 East Las Olas Blvd., Suite 1010, Fort Lauderdale, Florida 33301.
Present principal occupation or employment: The principal business of HOF III is investing in securities. Fund GP serves as the general partner of HOF III. HoldCo is a registered investment advisor and serves as the investment manager of HOF III. HoldCo GP serves as the general partner of HoldCo. The principal occupation of each of Mr. Zaitzeff and Mr. Ghei is investment management. Messrs. Zaitzeff and Ghei serve as Managing Members of both Fund GP and HoldCo GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Zaitzeff and Mr. Ghei are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
HOF III acquired the Shares reported in this Schedule 13D pursuant to the Plan, as defined and described in Item 4 below, which is incorporated herein by reference.

The Shares held by HOF III are or may be held from time to time in margin accounts established with its brokers or banks. Securities positions held in such margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 3, 2025, Exela Technologies BPA, LLC ("Exela BPA") and certain of its subsidiaries and affiliates (together with Exela BPA, the "Debtors") commenced voluntary cases under Chapter 11 of Title 11 of the United States Code ss.ss. 101-1532 (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). The Bankruptcy Court entered an order on June 23, 2025, confirming the Debtors' Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended, the "Plan"). On July 3, 2025, the Issuer entered into a Transaction Support Agreement with Exela BPA, pursuant to which the Issuer agreed, among other things, to support the Plan and take the necessary actions to facilitate the restructuring transactions contemplated therein. The Plan became effective on July 29, 2025 (the "Effective Date"). On the Effective Date, the Debtors entered into a Facility Agreement (as defined below), among other agreements.

In connection with the transactions contemplated by the Plan, on the Effective Date, HOF III (i) received an aggregate of 7,871,416 Shares as a result of the exchange of certain of the 11.5% First-Priority Senior Secured Notes due April 2026 (the "April 2026 Notes") issued by Exela Intermediate, LLC and Exela Finance, Inc. ("Exela Finance") and (ii) in exchange for HOF III's claims under the senior secured super-priority priming debtor-in-possession credit facility ("DIP Facility"), HOF III received an aggregate of approximately $15,383,073 million principal amount of 12.000% First-Priority Senior Secured Notes due 2030 (the "Rollover Exit Notes") issued pursuant to an indenture entered into by and among Exela BPA, Exela Finance, the guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and Ankura Trust Company, LLC, as collateral agent.

In addition, on the Effective Date, HOF III entered into a financing agreement (the "Facility Agreement"), which funded $40 million of the New Money Loans to refinance the Debtors' prepetition senior secured term loan facility (plus accrued interest, fees, and expenses). Pursuant to the Facility Agreement, as a member of the "Sub-Group DIP Lenders" (as such term is defined in the Facility Agreement), HOF III was deemed to have funded its pro rata portion of $6 million of New Money Loans, in the amount of $3,333,648. The foregoing description of the Facility Agreement does not purport to be complete and is qualified in its entirety by the full text of the Facility Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2025, which is incorporated by reference herein.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based on 117,516,255 Shares outstanding as of July 29, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than the transactions described in Item 4 above, including the Shares acquired by HOF III pursuant to the Plan, no Reporting Person has effected any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 5, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Reference is made to Item 4 of this Schedule 13D regarding the Plan and the transactions contemplated thereby, including the Facility Agreement, which is incorporated herein by reference. As set forth therein, HOF III holds approximately $15,383,073 aggregate principal amount of the Rollover Exit Notes as of the date hereof.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement, dated August 5, 2025.

99.2 - Financing Agreement, dated July 29, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2025).

## Signatures
- HOF III Liquidating Partnership LP: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (08/05/2025)
- VM GP VII LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (08/05/2025)
- HoldCo Asset Management, LP: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (08/05/2025)
- VM GP II LLC: /s/ Michael Zaitzeff, Michael Zaitzeff, Authorized Signatory (08/05/2025)
- Zaitzeff Michael: /s/ Michael Zaitzeff, Michael Zaitzeff (08/05/2025)
- Vikaran Ghei: /s/ Vikaran Ghei, Vikaran Ghei (08/05/2025)